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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

 EMBRAER S.A.

PUBLIC COMPANY

CNPJ/ME: 07.689.002/0001-89

NIRE: 35.300.325.761

NOTICE TO SHAREHOLDERS

Embraer S.A. (“Company” or “Embraer”) informs that due to the consequences of the spread of the new Coronavirus (COVID-19), in commitment to the health and well-being of people and in addition to the measures already adopted in its Manual and Management’s Proposal for the Annual and Extraordinary Shareholders' Meetings convened to occur, cumulatively, on April 29th, 2020 (“Meetings”), under the terms of §2 of art. 21-B of CVM Instruction No. 481/09, will, exceptionally for the Meetings, extend the deadline for sending the distance voting ballot (boletim de voto a distância) to the Company.

Thus, exclusively if the ballot is sent directly to the Company, the referred document will be considered valid if received by Embraer until 10 am (Brasília time) on April 27th, 2020, regardless of the period initially informed in the Manual and Management’s Proposal for the Meetings and in the distance voting ballot itself.

It is reiterated that the forwarding of the distance voting ballot directly to the Company, duly accompanied by the documents requested therein, must be sent to the e-mail investor.relations@embraer.com.br. Embraer also clarifies that, due to operational reasons, the deadlines for sending the remote voting ballot through service providers, notably the Company's registrar and custody agents, remain unchanged, unless a different term is established by your custody agents.

The Company also informs that has intensified measures for the protection and hygiene of its environments, to receive at its headquarters those who choose to appear in person at the Meetings and asks shareholders who intend to attend the Meetings in person, to send confirmation of attendance to the e-mail investor.relations@embraer.com.br, so that it is possible to provide trained staff to ensure compliance with safety measures.

São José dos Campos, April 21st, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

41803.00100